U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - AMENDMENT #7
          Under the Securities Exchange Act of 1934

                        Calton, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                          131380206
                       (CUSIP Number)

                  Frederick J. Jaindl et al
                        Jaindl Farms
                    Atten. Mark W. Jaindl
          3150 Coffeetown Road,  Orefield, PA 18069
                       (610) 395-3333

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      November 17, 1998
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(b) (3) or (4), check the following box ( x ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.











Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e):  N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US
____________________________________________________________
__________________

     7)   Sole Voting Power:  2,215,250
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
________________

     9)   Sole Dispositive Power:   2,215,250
____________________________________________________________
________________

     10)  Shared Dispositive Power:
____________________________________________________________
________________
____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 2,215,250 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row
(11): 8.30%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US   U.S.
____________________________________________________________
_________________

     7)   Sole Voting Power:  419,400
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
__________________

     9)   Sole Dispositive Power:  419,400
____________________________________________________________
__________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 419,400 shares
____________________________________________________________
__________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.57%
____________________________________________________________
________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Calton, Inc. a residential home builder having its principal business offices at 500 Craig Road, Manalapan, NJ 07726-8790 (the "Company").

Item 2.     Identity and Background

            (a) This statement is being filed by Frederick
J. Jaindl and Mark W. Jaindl.

     (b) Frederick J. Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark W. Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street, Allentown PA 18104.

     (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc.
Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief
Executive Officer of American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029
West Tilghman Street, Allentown PA  18104.

     (d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Frederick J. Jaindl and Mark W. Jaindl are U.S.
citizens.

Item 3.      Source and Amount of Funds or Other
Consideration.

     Frederick J. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

     Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred Jaindl and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.

Item 4.  Purpose of Transaction.

     On November 17, 1998, Mark W. Jaindl sent a letter to
Anthony J. Caldarone requesting, among other things, a complete record or list of stockholders of the Company. A copy of this letter is annexed as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

     (a) Fred Jaindl and Mark Jaindl own 2,215,250 and
419,400 shares respectively of common stock of the Company.
In total, these 2,634,650 shares constitute 9.87% of the 26,689,000 shares of Company common stock outstanding as of August 31, 1998.

     (b) Fred Jaindl and Mark Jaindl have the sole voting and dispositive power of 2,215,250 and 419,400 respectively of common stock they hold.

     (c) The following transactions were effected by or on behalf of each of the above during the past sixty days:
action
Frederick J. Jaindl

     Date                Shares               Price

     10/12/98             75,000              $.75
Open Market
     10/14/98             20,000              $.75
Open Market
     10/15/98                  315,000             $.75
Open Market
     11/06/98             82,500             $1.0625
Open Market
     11/06/98             12,600             $1.00
Open Market
     11/10/98             20,000             $1.00
Open Market
     11/16/98              5,000             $1.00
Open Market
     11/17/98             45,000             $1.00
Open Market

Mark W. Jaindl

     Date                Shares                Price

     10/12/98            20,000               $.75
Open Market
     10/13/98            10,000               $.75
Open Market
     10/13/98            70,000               $.75
Open Market
     10/27/98            25,000               $.75
Open Market
     10/29/98             4,000               $.75
Open Market
     10/30/98                400              $.75
Open Market
     11/04/98            35,000               $.90
Open Market
     11/04/98            12,500               $.96
Open Market
     11/05/98                 150,000            $1.00
Open Market
     (d)  Not applicable.

     (e)  Not applicable.

            (f)  Not applicable.

     After reasonable inquiry and to the best of my
     knowledge and belief,    I certify that the information
     set forth in this statement is true, complete and correct.

     November 17, 1998


     ________________________________________
     Signature
     Mark W. Jaindl

                          Exhibit A





November 17, 1998                       BY FACSIMILE
TRANSMISSION
                                   AND FEDERAL EXPRESS


Anthony Caldarone, President
Calton, Inc.
500 Craig Road
Manalapan, New Jersey  07726-8790


Re:  Demand for Stockholder List


Dear Mr. Caldarone:

Pursuant to provisions of the New Jersey Business
Corporation Act, Section 14A: 5-28, as a holder of record of common stock of Calton, Inc. ("Calton"), I hereby demand the right, during the usual hours of business, to inspect the following records and documents of Calton and to make copies or extracts therefrom:
1.   A complete record or list of stockholders of Calton
     ("the List"), certified by its transfer agent, showing the name and address of each stockholder and the number of shares of stock registered in the name of each stockholder as of the most recent date available at the time of inspection, as well as all transfer sheets showing all transfers of stock subsequent to the date of the List ("Transfer Sheets").
2. All information in Calton's possession or control or which can reasonably be obtained from nominees of any central certificate depository system up to the date of inspection hereunder concerning the number and identity of the actual beneficial owners of Calton stock, including a breakdown of any holdings in the name of Cede & Co., all bank nominees, all broker nominees, clearing institutions and other similar nominees or institutions, and a list or lists containing the name, address and number of shares attributable to any participant in any Calton employee stock ownership or comparable plan in which the voting of such stock is controlled, directly or indirectly, individually or collectively, by the participants in the plan.
3. All lists and other data in the possession or control of Calton or reasonably obtainable or available pursuant to the Securities and Exchange Commission Rule 14b-1(c) of the names, addresses and number of shares of Calton stock held by beneficial owners (the "non-objecting beneficial owners" of "NOBO" list).
4. A "stop transfer" list relating to the shares of Calton stock and all additions, changes or corrections made thereto up to the date of inspection hereunder.
The purpose of this demand is to permit the undersigned to communicate with other stockholders of Calton on matters relating to their interests as stockholders, including, without limitation, communication with stockholders of Calton to elect a slate of directors in opposition to the slate to be proposed by Calton's Board of Directors at the next annual meeting or in connection with any other proxy or consent solicitation the undersigned may make.
Please advise the undersigned where and when the requested information will be available to the undersigned and/or the designated agents of the undersigned. If within five business days after the date hereof Calton has not responded to this demand in a manner satisfactory to the undersigned, the undersigned will conclude that this demand has been refused and other proper steps will be taken to exercise the right to conduct the requested inspection.
In addition to the foregoing, the undersigned demands that Calton provide to undersigned all information required by regulation 14A of the Securities Exchange Act of 1934 for incorporation in any opposition proxy statement mailed in connection with the next annual meeting, including, without limitation, the record date, the date, time and place for holding the next annual meeting, a description of all management's proposals and information relating to management's stock ownership and remuneration.

Very truly yours,


Mark W. Jaindl





















     cc:       Board of Directors